16243 Highway 216

Brookwood, AL 35444

April 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Division of Corporation Finance

Attn: John Reynolds

Re:	Warrior Met Coal, LLC

Registration Statement on Form S-1, as amended

File No. 333-216499

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Warrior Met Coal, LLC, a Delaware limited liability company, to be converted into a Delaware corporation named Warrior Met Coal, Inc. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m. (EDT) on April 12, 2017, or as soon thereafter as is practicable.

Please contact Rosa A. Testani at (212) 872-8115 or Shar Ahmed at (713) 220-8126 of Akin Gump Strauss Hauer & Feld LLP with any questions you may have concerning this request and please contact either one of them by telephone call when this request for acceleration has been granted.

Division of Corporation Finance

Mr. John Reynolds

April 10, 2017

Very truly yours,

Warrior Met Coal LLC

By:	/s/ Dale W. Boyles
Name: Dale W. Boyles
Title: Chief Financial Officer

cc:	Rosa A. Testani, Akin Gump Strauss Hauer & Feld LLP

Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP

Daniel Bursky, Fried Frank Harris Shriver & Jacobson LLP

Andrew B. Barkan, Fried Frank Harris Shriver & Jacobson LLP